Exhibit 99.1

Clarivate Analytics to Acquire Decision Resources Group, Creating a Leading Global Provider of Data-Driven Solutions to the Life Sciences Industry

•	Deal expands Life Sciences services and solutions portfolio to enable customers worldwide to accelerate life-changing innovations and improve patient outcomes and access

•	Accretive to earnings in 2020 with opportunities for significant revenue and cost synergies

•	Clarivate reaffirms standalone 2020 financial outlook

•	Clarivate to host conference call today at 8:00 AM ET to discuss transaction

London, UK, & Philadelphia, US, January 17, 2020—Clarivate Analytics plc (NYSE: CCC; CCC.WS), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, today announced it has signed a definitive agreement to acquire Decision Resources Group (“DRG”), a premier provider of high-value data, analytics and insights products and services to the healthcare industry, from Piramal Enterprises Limited (“PEL”, NSE: PEL, BSE: 500302), part of global business conglomerate Piramal Group. The $950 million purchase price–approximately 12x trailing DRG Adjusted EBITDA, taking into account acquisition cost synergies but not revenue synergies–includes $900 million in cash and approximately $50 million in Clarivate ordinary shares to be issued following the one-year anniversary of closing. The acquisition is expected to be accretive to Clarivate earnings in 2020.

DRG specializes in enabling the world’s leading pharma, biotech and medical technology companies to achieve commercial success in complex health markets with the creation of effective patient-centric commercial strategies. Together, DRG and Clarivate will be well-positioned in the $19 billion Life Sciences analytics market, which currently is enjoying double-digit growth, to support customers across the entire drug, device and medical technology lifecycle from research to outcome. The combined business will offer a one-stop shop for Life Sciences customers, helping them to improve the commercialization of life-changing therapies.

Jerre Stead, Executive Chairman and CEO, Clarivate Analytics: “This is a milestone acquisition which doubles the size of our Life Sciences business, is accretive to our 2020 earnings, and sets us up to become an essential, end-to-end, industry-leading data and analytics provider to the highly attractive Life Sciences ecosystem. We expect the acquisition of DRG to increase Clarivate’s total company revenue by 20%, deliver approximately $77 million in annual Adjusted EBITDA before the pursuit of any revenue synergies, and drive DRG’s Adjusted EBITDA margins towards Clarivate’s total company target of greater than 40%.

“Both companies have a great heritage–built on talented people with deep industry subject matter and technical expertise. Together, we look forward to unlocking the tremendous potential of a unified team.”

Ajay Piramal, Chairman Piramal Group: “We are pleased to have grown DRG’s market leadership over the last few years and believe that through this combination, Clarivate, with its size and scale, is well positioned to further accelerate DRG’s growth potential. This transaction demonstrates our continued commitment to create sustained long-term value for all stakeholders.

“Along with the ongoing equity capital raise in PEL, this transaction not only further strengthens the company’s balance sheet but also marks another step towards significantly unlocking value in future.”

Mukhtar Ahmed, President, Science Group, Clarivate Analytics: “The addition of DRG’s services and solutions to our portfolio supports our focus on creating exceptional customer value through delivering highly specialized analytics and expert insights and a wider range of Life Sciences solutions that help solve our customers’ most difficult challenges when discovering, developing and commercializing new drugs, medical devices and technologies. The acquisition also means that by combining expertise, data and technologies, Clarivate will be able to pursue significant growth opportunities through new product development and deeper market penetration driven by offering our customers a broader portfolio of tools and services.”

Vivek Sharma, CEO, DRG: “I am excited for this acquisition as it creates an even more powerful platform for DRG’s AI and analytics-enabled solutions to support our customers in their quest to improve patient health outcomes. This new and expanded platform will further empower our employees to continue their focus on customer centricity and collaborative innovation with our customers.”

DRG’s current CEO, Vivek Sharma, will depart the company following the completion of the transaction, when the business will join the Science Group at Clarivate Analytics, under the stewardship of Mukhtar Ahmed, President–Science Group. This Product Group includes both the Cortellis™ suite of Life Science intelligence solutions and Web of Science, the world’s largest publisher-neutral citation index and research intelligence platform.

Numerous Strategic Benefits to Drive Future Growth

•	Complementary Fit with Clarivate Life Sciences: Combining the expertise, data and technologies of DRG with Clarivate will help customers make smarter and faster evidence-based decisions to boost clinical and commercial success. Clarivate’s Life Sciences products, including Cortellis, focus on innovation covering the front-end of Life Science development, encompassing pre-clinical and clinical development, regulatory review and business development, while DRG has largely focused on the delivery of essential solutions for the successful commercialization of pharmaceutical products and medical devices & technologies.
•	Creates a Top Data and Analytics Provider in Life Sciences: DRG’s and Clarivate’s complementary solutions will better position the combined organization in a market that favors tech-enabled players with end-to-end capabilities and broad and proprietary data sets. Clarivate’s enhanced Life Sciences offering will be well-positioned to support customers across the entire drug, device and medical technology lifecycles.
•	Sales Opportunities to Drive Growth: Leveraging the expertise, content and technologies of both Clarivate and DRG will create significant revenue growth opportunities through new product development and support deeper market penetration, driven by offering each company’s customer base the benefits of a more comprehensive suite of products.

Financially Compelling Transaction

•	Accretive to Clarivate’s Earnings per Share: The transaction is expected to be accretive to Clarivate’s earnings per share in 2020.
•	Growing Revenue and EBITDA Business with Significant Cost Savings Opportunities: In 2019, DRG generated $207 million of revenue, with 9% organic growth, and $47 million of Adjusted EBITDA before the impact of acquisition cost synergies. Clarivate expects to achieve cost synergies of approximately $30 million within the first 18 months after the transaction closes, which in addition to revenue synergies, is expected to drive DRG’s Adjusted EBITDA growth and expand its Adjusted EBITDA margin towards the 40% range.
•	Strong Free Cash Flow Generation and Funding Plan Supports Deleveraging: Clarivate remains committed to managing its balance sheet and its go-forward capital structure. The company plans to fund the transaction with an optimal mix of debt and equity capital proceeds.

Financing and Approvals

In connection with the transaction, Clarivate has secured a backstop of $900 million fully committed bridge facility from Citi and Goldman Sachs & Co. LLC. Clarivate expects to obtain long-term financing with proceeds from debt and equity capital markets before the closing of the transaction.

The transaction is expected to close within the first quarter of 2020, subject to the satisfaction of customary closing conditions and regulatory approvals, including approval by PEL’s shareholders.

Reaffirming Standalone 2020 Outlook

For the year ending December 31, 2020, excluding the acquisition of DRG and the divestiture of the MarkMonitor brand protection, antipiracy, and antifraud business, which Clarivate announced on November 12, 2019 and completed the divestiture on January 1, 2020, Clarivate continues to expect:

•	Adjusted Revenues in a range of $950 million to $970 million
•	Adjusted EBITDA in a range of $330 million to $350 million
•	Adjusted EBITDA margins in a range of 35% to 36%
•	Adjusted Free Cash Flow in a range of $195 million to $210 million

The above outlook assumes no further currency movements, acquisitions, divestitures, or unanticipated events.

Clarivate will issue its fourth quarter and full year 2019 financial results on February 27, 2020.

Advisors

Evercore is serving as lead financial advisor and Davis Polk & Wardwell LLP is serving as legal advisor to Clarivate. Covington & Burling LLP is serving as legal advisor to PEL.

Conference Call and Webcast

Clarivate will host a conference call and webcast to discuss the strategic and operating aspects of the DRG acquisition on Friday, January 17th at 8:00 a.m. Eastern Time. The conference call will be simultaneously webcast on the Investor Relations section of the company’s website.

Interested parties may access the live audio broadcast by dialing 1-888-317-6003 in the United States, 1-412-317-6061 for international, and 1-866-284-3684 in Canada. The conference ID number is 1421545. An audio replay will be available approximately two hours after the completion of the call at 1-877-344-7529 in the United States, 1-412-317-0088 for international, and 1-855-669-9658 in Canada. The Replay Conference ID number is 10138489. The recording will be available for replay through January 31, 2020.

The webcast can be accessed at https://services.choruscall.com/links/ccc200117.html and will be available for replay.

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About Clarivate Analytics

Clarivate Analytics™ is a global leader in providing trusted insights and analytics to accelerate the pace of innovation. We have built some of the most trusted brands across the innovation lifecycle, including the Web of Science™, Cortellis™, Derwent™, CompuMark™, MarkMonitor™ and Techstreet™. Today, Clarivate Analytics is on a bold entrepreneurial mission to help customers reduce the time from new ideas to life-changing innovations. For more information, please visit clarivate.com.

About DRG

DRG is uniquely positioned to help healthcare businesses improve the lives of patients around the world by creating patient-centric commercial strategies that drive better outcomes and better access. DRG helps clients propel commercial success with evidence-based business decisions by delivering expert consultation, data, and analysis enhanced by machine learning artificial intelligence (AI). With collaborative experts spanning healthcare markets, disease areas, and data science disciplines, DRG clients have unprecedented access to the expertise, data, and AI-technology solutions they require to anticipate customer needs and generate new solutions to healthcare challenges. DRG's market access solutions give Life Sciences the most comprehensive view of patient access, and payer and health system dynamics at local levels for the global healthcare ecosystem. For more information please visit decisionresourcesgroup.com.

About Piramal Group

The Piramal Group, led by Ajay Piramal, is one of India’s leading business conglomerates with a global footprint. With operations in 30 countries and brand presence in over 100 countries, the Group’s turnover was ~$2.2 billion in FY2019. The Group’s diversified portfolio includes presence in Piramal Enterprises Limited, Piramal Glass and Piramal Realty.

About Piramal Enterprises Limited

Piramal Enterprises Limited is one of India’s large diversified companies, with a presence in Financial Services, Pharmaceuticals and Healthcare Insights & Analytics. PEL’s consolidated revenues were ~US$1.9 billion in FY2019, with around ~40% of revenues generated from outside India. PEL is listed in India on the BSE Limited and the National Stock Exchange of India Limited.

Non-GAAP Financial Measures

The non-GAAP financial measures discussed herein are not recognized terms under, and should not be considered as a substitute for, financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). Our definitions of and method of calculating non-GAAP financial measures may vary from the definitions and methods used by other companies, which may limit their usefulness as a comparative measure. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, non-GAAP financial measures should not be considered as measures of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. See the Appendix to this press release for definitions of the non-GAAP measures used herein and a reconciliation to the most directly comparable GAAP measures.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict, and many are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include our failure to consummate the DRG acquisition as a result of a failure to obtain the necessary approval of PEL shareholders, over which we have no control, a failure to obtain necessary antitrust clearances, or otherwise; our failure to refinance borrowings under the bridge loan facility referred to above because of an inability to raise sufficient equity or debt capital or otherwise, which would likely materially increase our costs of financing the DRG acquisition and result in our failure to achieve the financial benefits we anticipate; our failure to achieve the anticipated cost and revenue synergies from the DRG acquisition; as well as the factors discussed under the caption “Risk Factors” in the prospectus Clarivate filed with the U.S. Securities and Exchange Commission (“SEC”) on December 6, 2019, along with our other filings with the SEC. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements are based only on information currently available to our management and speak only as of the date of this press release. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at www.clarivate.com.

Trademarks

Clarivate and its logo, as well as all other trademarks used herein are trademarks of their respective owners and used under license.

Media Contact

Lisa Hulme, Head of Global Communications, Science Group, Clarivate Analytics

lisa.hulme@clarivate.com

(+44) 7464 646536

Investor Relations Contact

Mark Donohue, Head of Investor Relations

mark.donohue@clarivate.com

(215) 243-2202

Appendix

[See Exhibit 99.3 to this Form 6-K]